Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

November 15, 2012

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Jay Ingram

Re:	Registration Statement on Form S-4
Filed September 7, 2012
File No. 333-183755

Ladies and Gentlemen:

In a letter dated November 9, 2012, Lennar Corporation requested acceleration of the effectiveness of Registration Statement File No. 333-183755 (the “Registration Statement”) to November 14, 2012.

We understand that the Staff of the Securities and Exchange Commission has not completed its review of Amendment No. 1 to the Registration Statement. Accordingly, Lennar Corporation withdraws its request that effectiveness of the Registration Statement be accelerated to November 14, 2012.

Sincerely,

/s/ Mark Sustana
Mark Sustana General Counsel and Secretary

cc: Jessica Dickerson